UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 13, 2020

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,
04th Floor, Udyog Vihar, Phase-II,
Sector-20, Gurugram-122008, Haryana
India
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On April 12, 2020, Yatra Online, Inc., a Cayman Islands exempted company limited by shares (“Yatra”), entered into an agreement (the “Extension Agreement”) with Ebix, Inc. (“Ebix”) extending the outside date (the “Outside Date”) of the Merger Agreement (the “Merger Agreement”), dated July 16, 2019, by and between Yatra, Ebix and EbixCash Travels Inc., a direct, wholly-owned subsidiary of Ebix (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly-owned subsidiary of Ebix (the “Merger”). The Merger Agreement contains certain termination rights for Ebix and Yatra, including, among others, the right of either party to terminate the Merger Agreement if the Merger has not been consummated on or prior to the Outside Date, which was set to occur on April 12, 2020 under the Merger Agreement. Pursuant to the Extension Agreement, the Outside Date has been extended to April 27, 2020.

Additional Information and Where to Find It

In connection with the proposed transaction between Yatra and Ebix, Ebix has filed a registration statement on Form S-4, and Yatra has filed a Report of Foreign Private Issuer on Form 6-K which contains a preliminary proxy statement/prospectus concerning the proposed merger, with the U.S. Securities and Exchange Commission (the “SEC”). The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus and form of proxy card will be mailed to Yatra’s shareholders. Yatra and Ebix will also file other relevant documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, YATRA’S INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors may obtain free copies of the proxy statement/prospectus and S-4 (when they become available) and other documents filed by Yatra and Ebix with the SEC at the SEC’s website at http://www.sec.gov. In addition, free copies of the proxy statement/prospectus (when available) and Yatra’s other SEC filings are also available on Yatra’s website at www.yatra.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed merger or otherwise, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation

Yatra, Ebix and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Yatra’s officers and directors is included in the Annual Report on Form 20-F filed with the SEC on July 31, 2019 and amended on August 5, 2019. This document is available free of charge at the SEC’s website at www.sec.gov or by accessing Yatra’s Investor Relations page at investors.yatra.com. Information regarding Ebix’s officers and directors is included in Ebix’s Definitive Proxy Statement on Schedule 14A filed with the SEC on July 19, 2019 with respect to its 2019 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or at Ebix’s Investors Home page at www.ebix.com/investorhome.

Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Yatra’s shareholders generally, is set forth in the proxy statement/prospectus that is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Report of Foreign Private Issuer on Form 6-K that relate to future results and events may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of Yatra and Ebix. These forward-looking statements may include but are not limited to statements about the expected completion of the merger and the timing thereof and the satisfaction or waiver of any conditions to the consummation of the merger as there can be no assurances that the merger will be consummated. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs, estimates and projections, as well as our strategic and operational plans. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic, business, competitive, and/or regulatory factors affecting the businesses of Yatra and Ebix generally, including those set forth in Yatra’s most recent Annual Report on Form 20-F, especially in the “Risk Factors” and “Operating and Financial Review and Prospects” sections therein, and in its subsequent Reports on Form 6-K, and those set forth in Ebix’s most recent most recent Annual Report on Form 10-K, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements contained herein speak only as of the date hereof, and Yatra and Ebix undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: April 13, 2020	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer